Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

QAD Inc.:

We consent to the use of our reports dated April 11, 2014, with respect to the consolidated balance sheets of QAD Inc. and subsidiaries as of January 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2014, and the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of January 31, 2014, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Woodland Hills, California

September 15, 2014